June 12, 2013

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1
SEC File No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are supplementing the Company’s prior response to the Staff’s comment contained in its letter dated May 30, 2013, which we have reprinted below for your reference.

1.
Please advise us of any research reports about you that are published or distributed prior to effectiveness of the registration statement in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.  Please supplementally provide us with any such research reports.

On June 3, 2013, we noted that one of the placement agents participating in the offering, Sidoti & Company, LLC, planned to produce a revised version of its prior research report, which was referenced in the Company’s April 18, 2013 letter to the Securities and Exchange Commission (the “Commission”).  The revised report, dated June 7, 2013 is attached hereto.

The Company did not participate in the preparation of either the initial version of the research report or the revised version attached hereto, nor did it review either version prior to publication.  The Company is not aware of any other research report.

We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge

317 Madison Ave
New York, NY 10017
(212) 297-0001
(212) 297-9166
www.sidoti.com

Sidoti & Company, LLC
Member FINRA & SIPC
Required disclosures appear in the Appendix.

Morning Meeting Note

Truett-Hurst, Inc. (THST-$6-$8)*Projected IPO Range

BUY

Lower Price Target; Adjust Earnings Estimates

Target: $9

Michael Halen (egr@sidoti.com)

June 7, 2013

Market Cap (Mil)	**N/A**	**Price to Book Value**	**NM**
Avg. Daily Trading Volume	**N/A**	**Return on Equity (F2015E)**	**5.6%**
Shares Out (Mil)*	**6.800**	**LT Debt to Total Capital**	**38%**
Float Shares (Mil)*	**2.700**	**5-Year EPS Growth Rate Projection**	**40%**
Institutional Holdings	**N/A**	**52-Week Range (NASDAQ)**	**N/A**
Dividend	**Nil**	**Russell 2000**	**979**
Dividend Yield	**N/A**	**Short Interest (Mil)**	**N/A**

	F2012	F2013E		F2014E		F2015E	
		OLD	NEW	OLD	NEW	OLD	NEW
Sep.				$0.06	$0.02	$0.12	$0.06
Dec.				0.04	0.05	0.10	0.09
Mar.				0.06	0.01	0.10	0.04
June		0.03	(0.02)	0.08	0.01	0.12	0.04
EPS (FY)		**$0.02**	**($0.10)**	**$0.24**	**$0.08**	**$0.43**	**$0.22**
EPS (Cal.)				$0.35	$0.16		
P/E (FY)			**NM**		**87.5x**		**31.8x**
P/E (Cal.)			NM		43.8x		

Action	Date	Px	Rating	PT
Initiation	3/14/13	11	Buy	19

Note: *Shares outstanding and float are estimates ahead of scheduled June 2013 IPO. Figures prior to 4Q:F13 not available. F2014, C2014 and F2015 P/E based on midpoint of projected $6-$8 IPO range. F2013 include stock-based compensation expense of $0.03; F2014 $0.08; F2015 $0.09. Sum of quarterly data may not equal full-year total due to rounding and/or changes in share count. NC = not covered by Sidoti & Company, LLC.

Year	F2006	F2007	F2008	F2009	F2010	F2011	F2012	F2013E	F2014E	F2015E
Rev.(Mil.)*	N/A	N/A	N/A	N/A	N/A	$5.4	$12.7	$16.2	$25.7	$35.7
GAAP EPS	N/A	N/A	N/A	N/A	N/A	N/A	N/A	($0.10)	$0.08	$0.22

* Revenue is net of excise taxes.

Description: Truett-Hurst, Inc. (www.truetthurst.com) is a wine company based in the Dry Creek and Russian River Valleys of Sonoma County, CA. The company sells Super-premium ($7-$14), Ultra-premium ($14-$25) and Luxury wine ($25-$50) via four channels: traditional brands, private label, direct-to-consumer and Internet retail. Headquarters are in Healdsburg, CA.

Maintain BUY Rating, Decrease Price Target To $9 (From $19); Cut Revenue, EPS Estimates On Lower IPO Proceeds; Think Innovative Products Will Fuel 57% Revenue Growth In F2014

- **THST will make another attempt at raising capital in the equity markets; the IPO, slated for June 2013, is now priced at $6-$8 (from $8.50-$10.50).**
- **Based on the mid-point of the adjusted range, we project THST will raise $15.5 million; we think management will use the proceeds to pay down debt and purchase inventory.**
- **We do not think THST can purchase enough wine and packaging materials to meet demand; thus, we lower our case volume forecasts to about 313,000 (from 460,000) in F2014 and 450,000 (from 712,000) in F2015.**
- **By our model, this will decrease revenue growth to 57% (from 93%) in F2014 and 39% (from 58%) in F2015.**
- **THST remains an attractive story; we contend that sales of innovative products will fuel impressive revenue growth in F2014-F2015 and the company's "asset-light" business model will produce significant operating leverage.**
- **We maintain a BUY rating and cut our price target to $9 (from $19). This target is based on 40x our revised F2015 EPS estimate of $0.22. (Previously, we valued THST at 45x our prior F2015 EPS estimate of $0.43.)**

❑ **THST plans to offer 2.7 million shares at $6-$8.** Following the offering, the owners will retain about 40% of the economic interest and approximately 63% of the voting power in the company. At the mid-point of the proposed IPO range ($7), THST will receive $15.5 million in proceeds, net of fees; we think management's primary use of funds will be to repay about $2.5 million in debt and purchase inventory to support case volume growth. By our model, THST's inventory purchases will total $3.3 million in F2013, $7.7 million in F2014 and $8.1 million in F2015; we expect management to borrow $2.0 million in F2015 to help fund inventory needs.

Sidoti & Company, LLC © Copyright 2013

TRUETT-HURST, INC.

- **We cut our case volume projections...** As we see it, the net proceeds of the offering will not be enough to fill all of THST's orders; as a result, we lower our case volume forecasts to about 313,000 (from 460,000) in F2014 and about 450,000 (from 712,000) in F2015. We cut our net sales forecasts to $25.7 million (from $36.0 million) in F2014 and $35.7 million (from $56.9 million) in F2015. The most significant cuts are to the Paper Boy brand; we cut our case volume estimates to 50,000 in F2014 and 60,000 in F2015, from a respective 105,000 and 175,000.

- **...but contend Truett-Hurst still has an attractive growth profile.** Our revised case volume projections represent growth of 51% (from 89%) in F2014 and 44% (from 55%) in F2015, fueling net sales growth of 57% and 39%, respectively. Innovative products will spur virtually all of the growth; by our model, the California Square and Paper Boy brands will sell 90,000 cases combined in F2014 and 160,000 in F2015. We forecast THST attains profitability in F2014, posting EPS of $0.08. In F2015, we project EPS grows 175% to $0.22, on our projection that the operating margin expands 330 basis points to 7.9%. THST is "asset-light"; the company utilizes the bulk wine market for a majority of wine needs, keeping capital spending to a minimum. As a result, we think THST will benefit significantly in F2015 as operating leverage kicks in.

- **We maintain a BUY rating and lower our price target to $9 (from $19).** We derive this new target by applying a 40x multiple to our revised F2015 EPS estimate of $0.22. (Previously, we valued THST at 45x our prior F2015 EPS estimate of $0.43.) Absent pure play publicly-held comparisons, our valuation considers other high-growth consumer goods companies that went public in 2012: Annie's Inc. (NYSE: BNNY, BUY), Five Below (NASDAQ: FIVE, NC) and Natural Grocers by Vitamin Cottage (NYSE: NGVC, NC). Since going public, these peers traded between 30x-58x two-year forward EPS estimates. The multiple we assign THST is in-line with our five-year EPS CAGR forecast of 40% (decreased from 45%) and a discount to the 42x peer group average, reflecting THST's position as an early stage growth company.

Key Risks	Customer concentration	Grape prices	Federal legislation

Sidoti & Company, LLC
2

TRUETT-HURST, INC.

Table 1: Truett-Hurst, Inc. Income Statement

	F2011	Sep	Dec	Mar	Jun	F2012	Sep A	Dec A	Mar A	Jun E	F2013 E	Sep E	Dec E	Mar E	Jun E	F2014 E	F2015 E
Sales	$5,475,643	$3,244,823	$5,454,406	$2,037,667	$2,412,057	$13,148,953	$5,310,805	$3,509,450	$3,665,593	$4,329,606	$16,815,454	$5,898,960	$9,744,800	$5,258,490	$5,665,990	$26,568,240	$37,027,200
Excise Taxes	(73,598)	(97,001)	(224,119)	(70,724)	(63,714)	(455,558)	(155,968)	(93,971)	(91,765)	(129,888)	(471,592)	(212,363)	(341,068)	(168,272)	(181,312)	(903,014)	(1,338,981)
Net Sales	**5,402,045**	**3,147,822**	**5,230,287**	**1,966,943**	**2,348,343**	**12,693,395**	**5,154,837**	**3,415,479**	**3,573,828**	**4,199,717**	**16,343,861**	**5,686,597**	**9,403,732**	**5,090,218**	**5,484,678**	**25,665,226**	**35,688,219**
YOY Growth						*135.0%*	*63.8%*	*-34.7%*	*81.7%*	*78.8%*	*28.8%*	*10.3%*	*175.3%*	*42.4%*	*30.6%*	*57.0%*	*39.1%*
Cost of Sales	(3,900,942)	(2,461,432)	(4,112,131)	(1,370,101)	(1,674,401)	(9,618,065)	(3,546,207)	(2,304,256)	(2,242,089)	(2,889,550)	(10,982,102)	(3,875,377)	(6,382,038)	(3,499,692)	(3,784,942)	(17,542,050)	(24,562,518)
Gross Profit	**1,501,103**	**686,390**	**1,118,156**	**596,842**	**673,942**	**3,075,330**	**1,608,630**	**1,111,223**	**1,331,739**	**1,310,167**	**5,361,759**	**1,811,220**	**3,021,695**	**1,590,526**	**1,699,736**	**8,123,176**	**11,125,701**
Sales & Marketing	(595,226)	(290,685)	(491,457)	(287,512)	(317,667)	(1,387,321)	(489,136)	(657,180)	(809,877)	(606,145)	(2,562,338)	(737,370)	(1,188,866)	(683,604)	(713,915)	(3,323,754)	(4,354,828)
G&A	(1,435,908)	(221,595)	(206,723)	(317,560)	(448,475)	(1,194,353)	(628,802)	(952,437)	(765,897)	(736,033)	(3,083,169)	(678,380)	(1,091,418)	(631,019)	(668,587)	(3,069,404)	(3,324,069)
Stock Awards	—	—	—	—	—	—	—	—	—	(125,000)	(125,000)	(137,500)	(137,500)	(137,500)	(137,500)	(550,000)	(625,000)
Gain on Sale of Assets	111,150	—	—	465	6,480	6,945	—	—	—	—	—	—	—	—	—	—	—
Operating Income (Loss)	**(418,881)**	**174,110**	**419,976**	**(7,765)**	**(85,720)**	**500,601**	**490,692**	**(498,394)**	**(244,035)**	**(157,011)**	**(408,748)**	**257,970**	**603,911**	**138,403**	**179,734**	**1,180,019**	**2,821,804**
Interest Expense	(401,134)	(65,096)	(133,522)	(136,343)	(128,378)	(463,339)	(105,568)	(74,194)	(73,606)	(64,211)	(317,579)	(63,936)	(63,138)	(62,335)	(61,527)	(250,935)	(267,938)
Warrant Re-valuation	—	—	—	—	(10,000)	(10,000)	(7,000)	3,000	14,000	—	10,000	—	—	—	—	—	—
Unrealized Loss on Interest Rate Swap	—	—	—	—	—	—	—	(70,830)	42,330	—	(28,500)	—	—	—	—	—	—
Gain on Foreign Currency	—	—	—	—	—	—	—	—	1,802	—	1,802	—	—	—	—	—	—
Pretax Income	**(820,015)**	**109,014**	**286,454**	**(144,108)**	**(224,098)**	**27,262**	**378,124**	**(640,418)**	**(259,509)**	**(221,222)**	**(743,025)**	**194,034**	**540,774**	**76,069**	**118,207**	**929,083**	**2,553,866**
Income Tax Provision	(800)	(800)	—	—	—	(800)	(800)	(800)	—	88,046	86,446	(77,226)	(215,228)	(30,275)	(47,046)	(369,775)	(1,016,439)
Net Income	(820,815)	108,214	286,454	(144,108)	(224,098)	26,462	377,324	(641,218)	(259,509)	(133,175)	(656,578)	116,809	325,546	45,793	71,161	559,308	1,537,427
Gain (Loss) Attributable to Noncontrolling Interest	—	—	—	—	—	—	(21,154)	(26,723)	4,337	(5,000)	(48,540)	—	—	—	—	—	23,000
Net Income (Including Noncontrolling Interests)	**(820,815)**	**108,214**	**286,454**	**(144,108)**	**(224,098)**	**26,462**	**398,478**	**(614,495)**	**(263,846)**	**(128,175)**	**(608,038)**	**116,809**	**325,546**	**45,793**	**71,161**	**559,308**	**1,514,427**
Diluted GAAP EPS	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(0.02)**	**(0.10)**	**0.02**	**0.05**	**0.01**	**0.01**	**0.08**	**0.22**
Diluted Weighted Average Shares Outstanding	—	—	—	—	—	—	—	—	—	6,802,644	6,802,644	6,823,644	6,844,644	6,865,644	6,886,644	6,855,144	6,939,144
EBITDA	(332,789)	203,655	447,084	(7,765)	(85,720)	609,093	517,123	(448,566)	(164,882)	170,129	73,804	437,907	788,926	320,442	358,902	1,906,177	3,822,416
Margin Analysis:																	
Gross Margin	27.8%	21.8%	21.4%	30.3%	28.7%	24.2%	31.2%	32.5%	37.3%	31.2%	32.8%	31.9%	32.1%	31.2%	31.0%	31.7%	31.2%
Operating Margin	-7.8%	5.5%	8.0%	-0.4%	-3.7%	3.9%	9.5%	-14.6%	-6.8%	-3.7%	-2.5%	4.5%	6.4%	2.7%	3.3%	4.6%	7.9%
EBITDA Margin	-6.2%	6.5%	8.5%	-0.4%	-3.7%	4.8%	10.0%	-13.1%	-4.6%	4.1%	0.5%	7.7%	8.4%	6.3%	6.5%	7.4%	10.7%
Pretax Margin	-15.2%	3.5%	5.5%	-7.3%	-9.5%	0.2%	7.3%	-18.8%	-7.3%	-5.3%	-4.5%	3.4%	5.8%	1.5%	2.2%	3.6%	7.2%
Net Margin	-15.2%	3.4%	5.5%	-7.3%	-9.5%	0.2%	7.7%	-18.0%	-7.4%	-3.1%	-3.7%	2.1%	3.5%	0.9%	1.3%	2.2%	4.2%
Tax Rate	-0.1%	0.7%	NM	NM	NM	2.9%	0.2%	-0.1%	NM	39.8%	11.6%	39.8%	39.8%	39.8%	39.8%	39.8%	39.8%

Source: Sidoti & Company, LLC and company reports.

Sidoti & Company, LLC
3

Appendix
Required Disclosures

Truett-Hurst, Inc. (THST-$6-$8)* Projected IPO Range) BUY Target: $9 June 7, 2013

Action	Date	Px	Rating	PT
Initiation	3/14/13	11	Buy	19

Key Risks	Customer concentration	Grape prices	Federal legislation

Valuation:

- **We maintain a BUY rating and lower our price target to $9 (from $19).** We derive this new target by applying a 40x multiple to our revised F2015 EPS estimate of $0.22. (Previously, we valued THST at 45x our prior F2015 EPS estimate of $0.43.) Absent pure play publicly-held comparisons, our valuation considers other high-growth consumer goods companies that went public in 2012: Annie's Inc. (NYSE: BNNY, BUY), Five Below (NASDAQ: FIVE, NC) and Natural Grocers by Vitamin Cottage (NYSE: NGVC, NC). Since going public, these peers traded between 30x-58x two-year forward EPS estimates. The multiple we assign THST is in-line with our five-year EPS CAGR forecast of 40% (decreased from 45%) and a discount to the 42x peer group average, reflecting THST's position as an early stage growth company.

Required Disclosures

The Sidoti & Company, LLC (Sidoti) Equity Research rating system consists of BUY and NEUTRAL recommendations. BUY suggests capital appreciation of at least 25% from initiation of coverage over the next 12 months, while NEUTRAL denotes that a stock is not likely to provide similar gains over a 12-month period. As of 06/07/13, Sidoti provides research on 539 companies, of which 358 (66%) are rated BUY and 181 (34%) are rated NEUTRAL. Of the BUYS, Sidoti has received investment banking income from 3 companies (0.84%). Of the NEUTRALS, Sidoti has received investment banking income from 2 companies (1.10%). Of the NEUTRALS, 66 trade above our price targets. Of the NEUTRALS, 72 trade above our price targets. A risk to our price target is that the analyst's estimates or forecasts may not be met. This report contains forward-looking statements, which involve risks and uncertainties. Actual results may differ significantly from such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in the "Risk Factors" section in the SEC filings available in electronic format through SEC Edgar filings at www.sec.gov. The research analyst certifies that this report accurately reflects his/her personal views about the subject securities and issuers and that none of the research analyst's compensation was, is or will be directly or indirectly related to the analyst's specific recommendations or views contained in this research report. Sidoti does NOT own securities of the issues described herein. Sidoti policy does not allow an analyst or a member of their household to own shares in any company that he/she covers. Sidoti policy does not allow employees or household members to serve as an officer or director of a covered company. Sidoti does not make a market in any securities. Sidoti has a non-research Capital Markets employee that will seek compensation for investment banking services from this company. Sidoti employees, including research analysts, receive compensation that is based in part upon the overall performance of the firm, including revenues generated by Sidoti's investment banking activities, but compensation is not directly related to investment banking revenues. THST is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, enacted on April 5, 2012 ("JOBS Act"). For as long as THST is an "emerging growth company," it may take advantage of certain exemptions from various reporting requirements that are applicable to other public firms that are not designated as "emerging growth". Please read the risk section in the prospectus for more details. For inquiries relating to this research report, please speak to your personal financial advisor or send your inquiry to egr@sidoti.com . Sidoti expects to receive compensation for investment banking services from THST in the next 3 months.

Sidoti & Company, LLC
4

Appendix Continued

Other Disclosures

This report is for information purposes only and is not intended as an offer to sell or a solicitation to buy securities. Sidoti does not maintain a predetermined schedule for publication of research and will not necessarily update this report. The stock rating on this report reflects the analyst's recommendation based on a 12 month period. Based on published near-term earnings estimates, the analyst's short-term opinion may be different from what is published in this report. Information contained herein is based on sources we believe to be reliable but we do not guarantee their accuracy. Prices and opinions concerning the composition of market sectors included in this report reflect the judgments as of this date and are subject to change without notice. It should be presumed that the analyst who authored this report has had discussions with the subject company to ensure factual accuracy prior to publication. This report was prepared for WRHambrecht + Co. Investors should consider this report as only a single factor in making their investment decisions. This research report is not a substitute for the exercise of your independent judgment. At times, Sidoti may be in possession of material non-public information, none of which is used in the preparation of our research. Sidoti maintains and enforces written policies and procedures reasonably designed to prevent any controlling persons, officers (or persons performing similar functions), or employees of Sidoti from influencing the activities of research analysts and the content of research reports prepared by the research analyst. Reprints of Sidoti & Company, LLC reports are prohibited without permission. Additional information is available upon request.

Sidoti & Company, LLC
5